Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BabyQuip, Inc.
633 Garcia St.
Santa Fe, NM 87505
https://www.babyquip.com/

Up to $2,307,691.47 in Series Seed-7 Preferred Stock at $1.07
Minimum Target Amount: $14,999.26

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BabyQuip, Inc.
Address: 633 Garcia St., Santa Fe, NM 87505
State of Incorporation: DE
Date Incorporated: May 02, 2016

Terms:

Equity

Offering Minimum: $14,999.26 | 14,018 shares of Series Seed-7 Preferred Stock
Offering Maximum: $2,307,691.47 | 2,156,721 shares of Series Seed-7 Preferred Stock
Type of Security Offered: Series Seed-7 Preferred Stock
Purchase Price of Security Offered: $1.07
Minimum Investment Amount (per investor): $249.31

Voting Rights of Securities Sold in this Offering

The Securities sold in this Offering contain a voting proxy. Please review the subscription agreement.

Voting Proxy. As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in BabyQuip, Inc., a Delaware corporation ("BabyQuip", also referred to as "we", "us", "our", or the "Company") on SeedInvest, you are eligible for additional bonus shares.

Time-Based Perks

Friends, Family, and Quality Providers

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount Based

Tier 1 | $500+

Invest $500+ and receive BabyQuip Swag OR make a donation of $30 to your choice of charity (Feeding America or Unbound).

Tier 2 | $1,000+

Invest $1,000+ and receive BabyQuip Swag OR make a donation of $50 to your choice of charity (Feeding America or Unbound).

Tier 3 | $5,000+

Invest $5,000+ and receive 5% bonus shares and 25% off for one year at BabyQuip.com.

Tier 4 | $25,000+

Invest $25,000+ and receive 10% bonus shares and 50% off for three years at BabyQuip.com.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

BabyQuip, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-7 Preferred Stock at $1.07 / share, you will receive 110 shares of Series Seed-7 Preferred Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Traveling with babies and toddlers is no easy task, and bulky baby gear makes it even harder. Founded in 2016, BabyQuip is the world's leading baby gear rental service, delivering clean, quality baby gear items—from car seats to strollers and more—to traveling families in over 1,200 locations in the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and several European locations. BabyQuip's managed marketplace and robust platform provide its community of over 1,700 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear to families.

Most importantly, families love us! With an NPS Score of 95 (world class) and over 46,000 five-star reviews, BabyQuip has helped over 160,000 families enjoy happier vacations. The company was featured on Shark Tank in March 2020, awarded Most Innovative Baby Equipment Service by LuxLife, and named a winner in the first-ever Good Housekeeping 2023 Family Travel Awards.

BabyQuip provides a managed marketplace for independent contractors, called Quality Providers (each a "QP" and collectively the "QPs"), to start and grow their own businesses renting baby gear to traveling families. Once QPs have been thoroughly vetted, with full background checks, and trained on cleaning and hospitality standards, they're able to start delivering gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices, and more.

Though QPs manage their own businesses on our platform, BabyQuip helps the QPs succeed by providing national marketing (including a flourishing social media program and strong promotions); a robust affiliate and partner network; and continued business and marketing education. BabyQuip keeps a percentage of gross merchandise value (GMV) of each order and also generates some revenue through minor fees, such as those collected from our Damage Waiver program or from administrative setup charges.

IP

BabyQuip is powered by proprietary technology that enables our frontend and backend, including the rental marketplace platform, QP dashboard and reservation system, item database, and affiliate portal for our partners. Our mobile apps for iOS and Android are also built using proprietary technology.

We do not have active patents at this time. We have registered trademarks in the US and other countries and have applied for trademark protection in other countries.

Competitors and Industry

Competitors

BabyQuip is the #1 international provider of baby gear rental for traveling families. Our primary competitors are mostly regional companies located in the United States, including Baby's Away, Babies Getaway, Traveling Baby, and local mom'n pop gear rentals. The closest national competitor has a fraction of our web traffic, social media followers, and gear delivery locations. There is limited international competition.

We feel uniquely positioned in our business model; the scale of our network of providers; and our proprietary marketplace and item management technology that powers our platform on web and mobile apps. We are also the most credible and trusted brand in the industry, being led by Super Founder Frances Maier and offering best-in-class safety standards for our customers (we are the only baby gear rental platform that provides general liability insurance for every rental for up to $1MM, for example). We also have exclusive partnerships with prestige brands like Destination by Hyatt, Wyndham Destinations, Guesty, Inspirato, AvantStay, and more.

Market/Industry

Family travel statistics reveal that millennials take an average of 2.6 trips annually, and those with families tend to travel more than couples or even solo travelers. 87% of parents say that having to transport baby gear impacts their desire to travel, and 76% of parents say that they would take more vacations if they didn't have to transport their baby gear. BabyQuip clearly offers a service that families need, which has been the most exciting part - we know we save vacations!

BabyQuip is building the baby gear rental industry as the market leader of a new category. Baby gear rentals was an under-served market when the company launched in 2016, and now we have introduced the concept at an international scale, with more QPs being added to locations around the world every month. Our challenge is to grow awareness of the category as many families still don't know you can rent baby gear.

Our primary markets are the United States, Mexico, Canada, and the Caribbean. In these regions, we estimate the total number of traveling families with children in our demographic (aged 5 and under) at approximately 30 million. Using an average order value of $200 and average orders of 1.3 per family, the total addressable market in North America is valued at $7.8 billion.

International expansion drastically increases our total addressable market. In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children travel annually. Using a blended average order value of $172 and average orders of 1.3 per family, the total addressable market of secondary international markets is valued at $24 billion.

Finally, as we expand into new rental and service categories, our opportunity increases even more.

Current Stage and Roadmap

Current Stage

BabyQuip is currently live on BabyQuip.com and iOS and Android mobile applications.BabyQuip doubled its gross merchandise value from 2021 to 2022, with a GMV of $12.1 million, and increased its revenue by 118% from 2021 to 2022, growing to $3.4 million.

Future Roadmap

Our next stage is about scaling, especially at the global level. We plan to roughly double our business in the next 12-18 months, primarily by investing in building our brand awareness, testing new marketing campaigns, entering new markets (particularly in Europe, Australia, and the Caribbean) and by launching marquee third party integrations (that we can't talk about just yet!). We also want to grow our corporate team so we can test new services, maintain customer service levels for families and QPs, and continue to mature our marketing department.

The Team

Officers and Directors

Name: Frances Allocca Maier

Frances Allocca Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO and Chairman of the Board
  Dates of Service: May, 2016 - Present
  Responsibilities: primarily responsible for the raise in all aspects. Frances currently receives an annual salary of $175k plus 20% bonus potential.

Name: Joseph Eric Maier

Joseph Eric Maier 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer, Director
  Dates of Service: December, 2017 - Present
  Responsibilities: As Chief Technology Officer I am responsible for maintaining the systems that support the BabyQuip rental platform, building new features, and managing the product release lifecycle. Joseph currently receives an annual salary of $150K with 3% equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in BabyQuip, Inc., a Delaware corporation (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-7 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended to be, and shall not be deemed, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the crowdfunding offering (this "Crowdfunding Offering") was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Among other restrictions that may be imposed by the Company's operating documents, any Series Seed-7 Preferred Stock purchased through this Crowdfunding Offering is subject to certain limitations provided by the SEC in connection with your transfer of Series Seed-7 Preferred Stock, and you should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-7 Preferred Stock, and because the Series Seed-7 Preferred Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Series Seed-7 Preferred Stock cannot be resold for a period of one (1) year. The limited exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Such limitations on the transfer of the Series Seed-7 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-7 Preferred Stock in a potential private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Crowdfunding Offering will be required to represent that it is purchasing the Series Seed-7 Preferred Stock for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a potential acquirer; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series Seed-7 Preferred Stock in an aggregate amount of up to $2,307,691.47 in this Crowdfunding Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors and an increase in the total number of authorized shares available to the Company, and as a result, your ownership percentage will be diluted. The unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page for this Crowdfunding Offering.

Minority Holder; Securities with Voting Rights
The Series Seed 7 Preferred that an investor is buying has voting rights attached to them, but each investor who participates in this Crowdfunding Offering shall agree to be subject to the terms of a voting proxy. This means that, as a minority holder of Series Seed 7 Preferred Stock in this Crowdfunding Offering, you have granted a proxy to the CEO of the Company to vote your shares. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Crowdfunding Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this Crowdfunding Offering, we may request that StartEngine instruct the escrow agent to disburse funds derived from this Crowdfunding Offering to the Company. At that point, investors whose subscription agreements have been accepted by the Company will become investors of the

Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to a companies' business, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C (the "Form C Amendment") with the Commission, and investors whose subscriptions have not yet been accepted by the Company at the time the Form C Amendment is filed will have the right to withdraw their subscriptions and get their money back. Alternatively, each investor may reconfirm their investment commitment within five business days of the investor's receipt of the Form C Amendment notice. If any investor fails to reconfirm their investment within such five business days, the investor will be subsequently notified that, among other things, that their commitment was canceled and that the investor will receive a direct refund of the investor's funds. Investors whose subscriptions have already been accepted, however, will already be investors of the Company and will have no such right.

The development and commercialization of the Company's products and services are highly competitive.
The Company faces competition with respect to products and services that it sells and may face competition for those that it may develop or commercialize in the future. Our competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Some of the Company's competitors may have access to greater financial resources, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in acquiring and further developing technologies. Smaller or early stage companies, such as us, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will maintain market acceptance and its ability to generate meaningful additional revenues from its products and services.

In order to be competitive and grow within our market, the Company must attract, recruit, retain and develop qualified personnel and the independent contractors who have needed experience.
Recruiting and retaining highly skilled personnel is critical to the growth of the Company and our success. Such demands will result in increased expenses to hire necessary personnel and to train our existing teams in order to develop additional expertise. Failure to attract such personnel could delay the anticipated growth of the Company and our desired marketing goals, which may result in a loss of customers and revenue and adversely affect our operating results.

The Company's expenses will significantly increase as we seek to execute on our current business model.
Although the Company estimates that it has enough cash runway until end of year, the Company will be ramping up cash burn to promote revenue growth by expanding the

Quality Provider Network and entering into new markets, including international locations; developing new services in order to meet more of the needs of traveling families; hiring new personnel to execute on new programs; and further developing other Company operations, such as continuing to invest and develop the Company's Trust and Safety program, after the completion of the Crowdfunding Offering. The foregoing expenses could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.
The coronavirus pandemic and government responses have created, and may continue to create, disruptions in global supply chains adversely impacting many industries, including the operations of the Company. The extent that COVID-19 and/or the resulting global supply chain concerns continue to impact the Company and its operations, will, at least in part, depend on future government responses, medical developments, and the overall economic environment, which remain uncertain and cannot be predicted at this time. The disruptions caused by COVID-19 or other matters that create a global concern over an extended period of time may have a material adverse impact on the Company, its operations, and financial results.

If the contractor classification of the QPs that use the Company's platform is challenged, there may be adverse business, financial, tax, legal and other consequences.
The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of workers as independent contractors. The tests governing whether a worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to change and divergent interpretations by various state, federal, and local authorities, all of which can create uncertainty and unpredictability for the Company. For example, effective January 1, 2020, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state.

Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees.

The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful.
A determination in, or settlement of, any legal proceeding, whether the Company is party to such legal proceeding or not, that classifies a comparable worker as an employee instead of an independent contractor, could harm the Company's business, financial condition and results of operations, including as a result of: - monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; - injunctions prohibiting the continuance of existing business practices; - claims for employee benefits, social security, workers' compensation and unemployment; and other claims, - charges or other proceedings under laws and regulations applicable to employers and employees, including - risks relating to allegations of joint employer liability or agency liability. QPs for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with the Company's brand standards could potentially have repercussions that extend beyond that QPs' own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the Company. This, in turn, could materially and adversely affect the Company's business and operating results.

If the Company is not able to attract and retain QPs, its financial performance may be negatively affected.
The Company's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. The Company's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, then the Company's business and results of operations may be adversely affected.

Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business.
Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to

enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although the Company maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all.

Operating results of the Company may fluctuate depending on factors that are difficult to forecast or may be outside the Company's control.
The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may have a corresponding negative impact on its business and results of operations, including, but not limited to, natural disasters or outbreaks of pandemics and epidemics, all of which have and may continue to, disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

Concurrent Offering
Concurrent with this Crowdfunding Offering, the Company is offering Series Seed-8 Preferred Stock in a separate offering that is being made pursuant to Rule 506(b) of Regulation D under the Securities Act (the "Concurrent Offering"). The Company is making the Concurrent Offering by way of separate offering documents and is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act. The Company may commence selling the Series Seed 8 Preferred Stock before the date in which this Crowdfunding Offering is made available to investors. The Company is not offering Seed 7 Preferred Stock through the Concurrent Offering, and as a result, any shares sold pursuant to the Concurrent Offering will not be taken from the number of Seed 7 Preferred Stock allocated in connection with this Crowdfunding Offering. Instead, the sale of Seed 8 Preferred Stock from the Concurrent Offering will increase the issued and outstanding shares of the Company and dilute shareholders in this Crowdfunding Offering. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the audited financials for the continued operations of the Company.

The accompanying financial statements have been prepared assuming that the Company's continuing is a going concern. In the event the Company does not raise sufficient working capital and continues to experience its current operating losses, there will most likely be substantial doubt as to the Company's ability to continue. The Company has incurred losses from inception and has negative cash flows from operations, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow. Management has determined, based on the Company's recent history and liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted in the accompanying financial statements. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its products and services, respond to competitive pressures, or fund its operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities.

Notes payable consisted of the following as of December 31, 2022: During 2021, the Company's existing loan from the U.S. Small Business Administration (the "SBA Loan") was increased by $350,000. The terms of the loan stayed the same as described above. The accrued interest payable on the SBA Loan amounted to $28,030 as of December 31, 2022. Additionally, in 2021, the Company entered into the SD Loan for a principal amount of $500,000, which maintains an interest rate of 3.75% per annum. As of December 31, 2022, the balance stands at $489,843. In March 2020, the Company acquired a cleaning business from TotSquad for $250,000. Ongoing minimum threshold payments are paid quarterly in addition to URL sharing. These payments vary based on monthly GMV sales and on average are between $5-$8k each quarter. The payments will continue until the note is complete. As of March 31, 2023, the remaining balance stands at $155,360. These obligations are reported under Goodwill within the company's financial statements.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frances A. Maier Living Trust	6,891,106	Common Stock	30.654%
Frances A. Maier Living Trust	200,481	Series Seed-2 Preferred Stock	
Frances Maier	209,686	Common Stock	0.907%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, Series Seed-7 Preferred Stock, and Series Seed-8 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,156,721 of Series Seed-7 Preferred Stock.

Common Stock

The amount of security authorized is 60,000,000 with a total of 13,589,950 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock on matters presented to the stockholders for their action or consideration at any meeting of the stockholders (and written actions in lieu of meetings thereof). Unless required by law, there shall be no cumulative voting.

Material Rights

Amount Outstanding & Stock Options

The total amount outstanding includes 8,938,624 shares of Common Stock outstanding, 3,567,926 shares of Common Stock options outstanding, and 1,083,400 shares reserved and available to be issued pursuant to stock options, but unissued.

Material Rights

BabyQuip, Inc., a Delaware corporation (the "Company") is offering Series Seed-7 Preferred Stock of the Company ("Series-7 Preferred") in this crowdfunding offering (the "Crowdfunding Offering"). Investors in the Crowdfunding Offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the Company's closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended ("Securities Act").

Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate"), the Company has the authority to issue 90,000,000 shares, consisting of (a) 60,000,000 shares of common stock of the Company ("Common Stock"), $0.0001 per share, and (b) 30,000,000 shares of preferred stock of the Company ("Preferred Stock"), $0.0001 per share. As designated and further described in the Restated Certificate, the Preferred Stock is comprised of Series Seed-1 Preferred Stock ("Seed-1 Preferred"), Series Seed-2 Preferred Stock ("Seed-2 Preferred"), Series Seed-3 Preferred Stock ("Seed-3 Preferred"), Series Seed-4 Preferred Stock ("Seed-4 Preferred"), Series Seed-5 Preferred Stock ("Seed-5 Preferred"), Series Seed-6 Preferred Stock ("Seed-6 Preferred" and, together with the Seed-1 Preferred, Seed-2 Preferred, Seed-3 Preferred and Seed-4 Preferred, Seed-5 Preferred, and Seed-6 Preferred, the "Existing Preferred Stock"), and the newly designated Preferred Stock comprised of Series Seed-7 Preferred Stock ("Seed-7 Preferred") and Series Seed-8 Preferred Stock ("Seed-8 Preferred" together with Seed-7 Preferred the "New Preferred Stock").

The following description is intended to summarize the material terms related to the Company's capital stock, including the Existing Preferred Stock and New Preferred Stock. The following summary is not purported to be a complete depiction and is qualified in its entirety by the Restated Certificate and the bylaws of the Company, as amended (the "Bylaws"). For a complete description of the Company's capital stock, each investor should refer to the Company's Restated Certificate.

Common Stock

The holders of Common Stock maintain dividend and liquidation rights, provided that such rights are subject to and qualified by the rights, powers, and privileges of the holders of Preferred Stock. The holders of Common Stock are entitled to one vote for each share of Common Stock on matters presented to the stockholders for their action or consideration at any meeting of the stockholders (and written actions in lieu of meetings thereof).

Series Seed-1 Preferred Stock

The amount of security authorized is 1,578,139 with a total of 1,521,634 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,110,616 with a total of 2,110,616 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,613,384 with a total of 1,613,384 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,384,565 with a total of 2,384,565 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-5 Preferred Stock

The amount of security authorized is 2,269,054 with a total of 2,269,054 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-6 Preferred Stock

The amount of security authorized is 4,296,090 with a total of 4,296,090 outstanding.

Voting Rights

See narrative below, pari passu with Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-7 Preferred Stock

The amount of security authorized is 2,803,738 with a total of 0 outstanding.

Voting Rights

See narrative below, except as described below the Series Seed-7 Preferred Stock are pari passu with all Preferred Stock. Particularly, Series Seed-7 Preferred Stock are subject to a voting proxy as detailed below.

Material Rights

Voting Proxy for Series Seed-7 Preferred Stock

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Shares, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

See narrative below, except as described below, the Series Seed-7 Preferred Stock are pari passu with all Preferred Stock.

Narrative Description of Voting Rights and Materials Rights provided to Preferred Stock Classes

Holders of Existing Preferred Stock and New Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors of the Company (the "Board of Directors"). All holders of Existing Preferred Stock and New Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, except as otherwise set forth in the Restated Certificate and subject to the irrevocable proxy to be executed by the holders of Seed-7 Preferred. For so long as an aggregate of twenty-five percent (25%) of the Existing Preferred Stock and New Preferred Stock remain outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Existing Preferred Stock and New Preferred Stock, voting as a separate class (the "Requisite Majority"). These matters include any vote to:

• alter the rights, powers or privileges of the Existing Preferred Stock and New Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock, although, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing (as defined in the Restated Certificate) shall not be deemed to alter the rights, powers or privileges of the Preferred Stock as then in effect;

• increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;

• other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of Existing Preferred Stock and New Preferred Stock;

• redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

• declare or pay any dividend or otherwise make a distribution to holders of Existing Preferred Stock and New Preferred Stock or Common Stock;

• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any "Deemed Liquidation Event" (as such term is defined in the Restated Certificate), unless the holders of the Existing Preferred Stock and New Preferred Stock will receive an amount per share of not less than one and a half times the applicable original issue price in connection with such Deemed Liquidation Event.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, holders of Existing Preferred Stock and New Preferred Stock will be entitled to receive the greater of (a) the "Original Issue Price" (as such term is defined in the Restated Certificate), plus any dividends declared by unpaid or (b) such amounts that the holders would have received had all shares of Existing Preferred Stock and New Preferred Stock been converted to

Common Stock. Holders of Existing Preferred Stock receive these distributions, pari passu with holders of New Preferred Stock, before any holders of Common Stock.

In the event of conversion of Preferred Stock, the shares of Preferred Stock are currently convertible into an equal number of nonassessable shares of Common Stock, subject to proportional adjustments for stock splits, stock dividends and the like, at any time at the option of the holder. All outstanding shares of Preferred Stock will automatically be converted into Common Stock upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or (b) upon the vote or written consent of the holders of at least a majority of the outstanding shares of Existing Preferred Stock and New Preferred Stock (voting as a single class on an as-converted basis, subject to the voting proxy granted by the Series-7 Preferred).

The holders of Existing Preferred Stock and Seed-8 Preferred, which have invested such amount, as described in the corresponding Series Seed Preferred Stock Investment Agreement, may be designated as a "Major Purchaser" (as such term is defined by the applicable Series Seed Preferred Stock Investment Agreement). Major Purchasers are granted additional rights and preferences, including but not limited to, (i) certain information and inspection rights; and (ii) the right to purchase their pro rata share of the issuance of "New Securities" (as such term is defined by the applicable Series Seed Preferred Stock Investment Agreement) by the Company issued in connection with financing activities, subject to certain exceptions. For the sake of clarity, the holders of Seed-7 Preferred (i.e. the investors in this Crowdfunding Offering) are not entitled to the foregoing rights, and the holders of Seed-8 Preferred will not be required to issue a proxy in favor of the Company with respect to the voting of their shares of Series-8 Preferred.

Right of First Refusal

Article XIV of the Company's Bylaws, as amended, provides that any sale, assignment, pledge or transfer, or purported sale, assignment, pledge or transfer, of any shares of stock of the Company, whether voluntary, by operation of law, by gift or otherwise, shall be null and void unless such transfer complies with the requirements of the Company's right of first refusal (the "ROFR"), as provided therein. Particularly, in the event a stockholder desires to sell or otherwise transfer any shares of stock, the stockholder shall first provide written notice (the "Notice") to the Company describing the proposed transferee, the number of shares proposed to be transferred, the consideration, and all other terms related to such proposed transfer. Thereafter, for thirty (30) days following receipt of such Notice, the Company and/or its assignees shall have the option to purchase all or any number of shares on the terms provided therein. In the event the Company and/or its assignees elect not to acquire all of the shares specified in the Notice, such transferring stockholder may, within sixty (60) days following the option right provided to the Company and/or its assignee pursuant to the ROFR, transfer the non-acquired shares specified in the Notice to the proposed transferee. All shares sold by the transferring stockholder shall continue to be subject to the provisions of the Bylaws in the same manner as before said transfer.

In accordance with Section 1(g) of Article XIV of the Company's Bylaws, the provisions of the ROFR may be waived, amended or repealed by the Company upon a duly authorized action of its Board, or by written consent of the stockholders holding majority of the voting power of the Company, excluding the votes represented by such shares subject to the proposed transfer.

Notwithstanding the foregoing, the following transactions are exempt from the ROFR:

• Stockholder transfer of any or all of the stockholder's shares held during such stockholders' lifetime or on death by will or intestacy to such stockholder's immediate family, custodian, trustee, or any limited partnership;

• Stockholder bona fide pledge or mortgage of any shares with a commercial lending institution;

• Stockholder transfer of any or all of the stockholder's shares to the Company or to any other stockholder of the Company;

• Stockholder transfer of any or all of the stockholder's shares to a person who, at the time of the transfer, is an officer or director of the Company;

• Stockholder transfer of any or all of the stockholder's shares pursuant to the terms of any merger, consolidation, reclassification of shares, or capital reorganization of the stockholder, or pursuant to the sale of all or substantially all of the stock or assets of a stockholder;

• Stockholder transfer of any or all of the stockholder's shares to any or all of its stockholders;

• Transfer by a stockholder, which is a limited or general partnership or a limited liability company, to any or all of its partners, members, or former partners or members; or

• Transfer by a stockholder, which is a trust, to any or all of its trustees, trustors, beneficiaries, or to an immediate family member.

Waiver of Statutory Information Rights

Other than in the event that investor in this Crowdfunding Offering (the "Subscriber") is a Major Investor, Subscriber hereby acknowledges and agrees that until the first sale of the Company's equity securities pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, Subscriber shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of Subscriber and all beneficial owners of the shares of capital stock of the Company owned by Subscriber (a "Beneficial Owner"), waived any rights Subscriber or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in Subscriber's capacity as a stockholder and does not affect any other information and inspection rights such Purchaser may expressly have pursuant to this Subscription Agreement. Subscriber hereby further warrants and represents that Subscriber has reviewed this waiver with his, her or its legal counsel, and that Subscriber knowingly and voluntarily waives his, her or its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

Drag Along Right.

If a Deemed Liquidation Event (as defined in the Certificate of Incorporation of the Company (as amended from time to time (the "Restated Charter")) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Preferred Stock of the Company (the "Preferred Stock")), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the Preferred Stock then-outstanding, and (iii) the Board, then Subscriber shall vote (in person, by virtue of the proxy herein granted or otherwise or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Subscriber or any transferee thereof (the "Voting Shares"), and adopt, such Deemed Liquidation Event and execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this drag along right, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this drag along right will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

Exceptions to Drag Along Right. Notwithstanding the foregoing, Subscriber need not comply with Section 11 above in connection with any proposed Sale of the Company (the "Proposed Sale") unless:

any representations and warranties to be made by the Subscriber in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Securities (including any shares of Common Stock issued or issuable upon the conversion thereof), including representations and warranties that (A) the Subscriber holds all right, title and interest in and to the Securities (including any shares of Common Stock issued or issuable upon the conversion thereof), the Subscriber purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Subscriber in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Subscriber have been duly executed by the Subscriber and delivered to the acquirer and are enforceable against the Subscriber in accordance with their respective terms and, (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Subscriber's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(i) the Subscriber will not be liable for the inaccuracy of any representation or warranty made by any other individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(ii) the liability for indemnification, if any, of the Subscriber in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Securities, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to Subscriber in connection with such Proposed Sale;

(iii) liability will be limited to the Subscriber's applicable share (determined based on the respective proceeds payable to Subscriber in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all stockholders but that in no event exceeds the amount of consideration otherwise payable to the Subscriber in connection with the Proposed Sale, except with respect to claims related to fraud by the Subscriber, the liability for which need not be limited as to the Subscriber;

upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Securities elect otherwise, (B) each holder of Securities will receive the same amount of consideration per share of such Securities as is received by other holders in respect of their shares of such same series, (C) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (D) unless the holders of at least a majority of the Securities elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

Series Seed-8 Preferred Stock

The amount of security authorized is 1,869,158 with a total of 0 outstanding.

Voting Rights

Series Seed-8 Preferred Stock are generally pari passu to Preferred Stock except as otherwise provided by the terms and conditions as provided by a Series Seed-8 Preferred Stock Investment Agreement.

Material Rights

Series Seed-8 Preferred Stock are generally pari passu to Preferred Stock expect as otherwise provided by the terms and conditions as provided by a Series Seed- 8 Preferred Stock Investment Agreement.

What it means to be a minority holder

As a minority holder of Series Seed-7 Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, or any other financing), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company is concurrently offering Series Seed-8 Preferred Stock through a concurrent offering pursuant to Rule 506(b) of the U.S. Securities Act of 1933, as amended (the "Concurrent Offering"). The Company is not offering Series Seed-7 Preferred Stock in the Concurrent Offering, and as a result, any shares sold pursuant to the Concurrent Offering will not be taken from the total number of shares allocated as Series Seed-7 Preferred Stock in connection with this crowdfunding offering. Instead, the issuance of Series Seed-8 Preferred Stock issued in the Concurrent Offering will increase the total number of issued and outstanding shares of the Company and dilute investors in this crowdfunding offering. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,052,777.77
  Use of proceeds: Working Capital
  Date: June 30, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $843,290.00
  Number of Securities Sold: 1,521,634
  Use of proceeds: Working Capital
  Date: November 14, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,300,623.17
  Number of Securities Sold: 2,269,054
  Use of proceeds: Working Capital
  Date: March 31, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $933,592.33
  Number of Securities Sold: 1,148,044
  Use of proceeds: Working Capital
  Date: April 10, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,559,991.09
  Number of Securities Sold: 3,148,046
  Use of proceeds: Working Capital
  Date: April 10, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

2022 vs. 2021

BabyQuip experienced strong revenue growth in 2022 vs. 2021, with GMV (a measure of the overall revenue the company collected, less tips and tax, before payouts to Quality Providers), up to $12.1M, +97% vs. YA. The GMV growth resulted from significantly more baby gear rental orders (60k vs. 31k in 2021, +92%) and higher Average Order Value from $187 to $194. The Net Revenue growth to $3.4M, +118% vs. 2021, reflected the above as well as improvement to the take rate (the amount of money the company retains after paying out the Quality Providers, calculated as Net Revenue as a percent of GMV) from 25.6% to 28.3%, which reflected the additional revenue from offering Damage Protection coverage.

The Gross Margin was $2.9M, +124% vs. 2021 as a result of the overall business growth. Gross Margin was 86% of Net Revenue, +2 percentage points vs. LY, driven primarily by lower payment processing expenses to 14% of Net Revenue from 16.4% in 2021.

Operating Expense was $4.8M, +75% vs YA driven by increased personnel expenses (+116%), increased marketing expense (+66%), and increased G&A expense (+76%). General Liability insurance, increased to $380k in 2022, +102% vs 2021. We added 7 FTE in 2022, primarily in the marketing and business development functions.

Net Operating Loss was -1.97M, 38% higher than 2021 reflecting higher expenses. Net Operating Loss as a percent of Net Revenue declined from 91% of Net Revenue to 58% of Revenue. Overall Net Income was -$2.0M, +59% vs. 2021, reflecting higher state and local tax payments and interest expense on EIDL loan.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to invest in development of our services, international expansion, and new service offerings. Past cash was primarily generated through generating revenues and equity investment. Our goal is to become cash flow positive from operations in 2024 for our business in the United States.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2023, the Company has capital resources available in the form of $1.5M cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These incremental funds, in addition to the cash we generate from operations, are required to support continued expansion into new markets (Western European countries, Central and South America), support of new service offerings, and achievement of scale and profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for until the end of 2023. This is based on a current monthly burn rate of less than $200,000 on average for expenses related to marketing and personnel expenses and reflects the $1.5M currently in cash.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount in this Crowdfunding Offering, we anticipate that such funds will allow the Company to operate until the end of the first quarter in 2025. This estimate is based on a current monthly burn rate of the Company of less than $200k for expenses related to marketing and personnel expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including the offering of Series Seed-8 Preferred Stock in the Concurrent Offering, as defined herein, which is being offered on similar terms to the terms of this Crowdfunding Offering. The Company is not offering Series Seed 7-Preferred Stock in the Concurrent Offering and none of the investors in this Crowdfunding Offering may participate in the Concurrent Offering.

As mentioned herein, concurrent with this Crowdfunding Offering, the Company is offering Series Seed-8 Preferred Stock in a separate offering that is being made pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933 (the "Concurrent Offering"). The Company is making the Concurrent Offering by way of separate offering documents and that is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act of 1933. The Company will commence selling the Series Seed-8 Preferred Stock before the date in which this Crowdfunding Offering is made available to potential investors.

It is the opinion of the Company that based on the current rules and regulations pertaining to the integration of offerings, that pursuant to such rules and the Company's interpretation of Rule 152, offering both the Concurrent Offering and this Crowdfunding Offering may present certain concerns regarding integration.

Specifically, since the Concurrent Offering prohibits general solicitation and this Crowdfunding Offering permits general solicitation, the Company must ensure that both the Concurrent Offering and this Crowdfunding Offering are conducted in accordance with the registration, qualifications, and exemption requirements, as applicable. In an effort to do so, the Company shall require that no investors in this Crowdfunding Offering participate in the Concurrent Offering, and similarly, that no purchasers in the Concurrent Offering participate in this Crowdfunding Offering (such participation in both the Concurrent Offering and this crowdfunding offering is referred to as "Dual Participation"). In the event the Company learns of any such efforts of Dual Participation, the Company shall have the automatic right and ability, without advance notice being provided, to reject any such investment immediately to ensure compliance with Rule 152.

The Company shall also require that only those purchasers that have a substantial relationship with the Company, which was established before the commencement of the Concurrent Offering, participate in the Concurrent Offering and that no general solicitation to the public at large occurs in connection with the Concurrent Offering.

Indebtedness

- **Creditor:** SD Loan
  Amount Owed: $489,843.00
  Interest Rate: 3.75%
  Maturity Date: December 31, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $29,730,263.51

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors:

BabyQuip is Addressing A Large Market Opportunity

BabyQuip is revolutionizing the family travel industry and taking it by storm, just like CEO Frances Maier did when she pioneered online dating at Match.com. U.S. family travel is a massive market worth over $150 billion in the United States alone, and BabyQuip is building a new category to cater to the needs of millions of traveling families with young children (Source). In a short span of time, BabyQuip has emerged as the go-to national brand for baby gear rental, leaving behind fragmented regional competitors and expanding its reach to international destinations.

In North America alone, there are approximately 30 million families traveling with children under six every year, representing a whopping $7.8 billion total addressable market. In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children are traveling annually, presenting an incremental total addressable market of $24 billion. BabyQuip's total addressable market (global) exceeds an impressive $32 billion, and the sky's the limit for this innovative and disruptive brand. With untapped growth opportunities in North America, Europe, Australia, and beyond, BabyQuip is poised to transform the family travel experience on a global scale.

BabyQuip is the Category Leader

National competition in the baby gear rental market is sparse and fragmented, with mostly regional brands and local competitors available at specific travel destinations. Through a nimble and effective Quality Provider model, powerhouse marketing program, and world-class NPS (95!), BabyQuip has swiftly scaled to dominate the national market, boxing out competitors with ease.

BabyQuip outshines regional and local competitors in every metric, and with over three times the social media following and several times the web traffic of its closest competitor, BabyQuip has truly left its competition in the dust.

What's more, BabyQuip is the only U.S.-based baby gear rental brand to offer international gear rental. With its proven track record of success and strategic vision for continued growth, BabyQuip is poised to maintain its reign as the undisputed leader in the baby gear rental market for years to come.

Management’s Prior Achievements & Success

BabyQuip’s CEO, Frances Maier, is a serial entrepreneur with many years of experience and success. She was the Co-founder and first General Manager of Match.com and established it as the market and brand leader. It was sold to Cendant in 1998 and then to what would become IAC sometime after. Match.com’s current market valuation is in the billions of dollars. She then served as Vice President of Marketing and Business Development for Women.com which IPO’d in 1999. Prior to

BabyQuip, she led TRUSTe, at the time an industry association, growing its privacy certification service and launching additional services to address the online privacy concerns of consumers. In 2008 she raised capital and transitioned the company to a venture-funded for-profit company. TRUSTe, now under the name TrustArc, is one of the leading privacy and data compliance companies.

Business Partnerships & Relationships

As the category leader, BabyQuip has formed over 6700 affiliate relationships with individual hotels, property management companies, vacation rental hosts, travel agencies and travel agents, other kinds of hospitality businesses as well as with travel and family influencers and bloggers. These affiliates drive traffic and orders to BabyQuip and in return, they receive an affiliate fee. Distribution partnerships have been formed with leading hospitality brands such as Destination by Hyatt, AvantStay, Wyndham, Curator Hotels, and Guesty, among others. These relationships not only traffic and orders but also increase BabyQuip's brand awareness. These relationships are difficult to form and these companies are not likely to work with more than one baby gear provider. In addition, BabyQuip is able to add these companies (upon request) as additional insured on our general liability insurance policy. Finally, these companies benefit from BabyQuip's leadership and quality standards helping to ensure that their guests have a more pleasant stay. In addition, in 2021 the Company achieved approximately $1.5M in revenue, and in 2022 achieved approximately $3.4M in revenue almost doubling its gross revenue growth.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.26 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $2,307,691.47, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Growth & Marketing*
  39.0%
  We will use 39% of the funds raised for growth and marketing, focused on recruiting new Quality Providers, attracting new customers, and building our brand awareness in the US and in international markets.

- *Product Development*
  5.0%
  We will use 5% of the funds raised for market and customer research, new service development, and market testing and development of the platform.

- *Personnel*
  39.0%
  We will use 39% of the funds to hire key personnel for daily operations, including the following roles: Chief Financial Officer, Chief Marketing Officer, General Counsel, Vice President of Business Development Recruiting Director, and various customer service, technology, and marketing roles as well as Country Managers in new markets. Wages to be commensurate with training, experience and position.

- *Working Capital*
  11.5%
  We will use 11.5% of the funds for working capital to cover expenses for our Trust and Safety Program (primarily liability insurance) as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.babyquip.com/ (http://babyquip.com/invest).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/babyquip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BabyQuip, Inc.

[See attached]

BABYQUIP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BabyQuip, Inc.
Santa Fe, New Mexico

Opinion

We have audited the financial statements of BabyQuip, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 10, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,971,019	$	1,993,213
Prepaids and other current assets		359,035		231,388
Total current assets		**2,330,054**		**2,224,601**
Property and equipment, net		-		7,858
Intangible assets, net		74,980		27,202
Goodwill		303,496		303,496
Total assets	**$**	**2,708,530**	**$**	**2,563,157**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	39,284	$	15,351
Credit Card		18,912		12,307
Current portion of loan		16,667		9,722
Deferred revenue		122,533		72,097
Other current liabilities		557,587		360,744
Total current liabilities		**754,983**		**470,221**
Long term debt less current maturities		473,176		490,278
Other long-term liabilities		162,168		188,951
Total liabilities	**$**	**1,390,327**	**$**	**1,149,450**
STOCKHOLDERS' EQUITY				
Common Stock	$	881	$	817
Preferred Stock		1,424		996
Equity issuance costs		(221,042)		(83,390)
Shares to be Issued		-		1,624,998
Additional Paid In Capital		9,271,306		5,613,334
Retained earnings/(Accumulated Deficit)		(7,734,366)		(5,743,048)
Total stockholders' equity		**1,318,203**		**1,413,707**
Total liabilities and members' equity	**$**	**2,708,530**	**$**	**2,563,157**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 3,419,320	$ 1,567,271
Cost of services	491,886	258,729
Gross profit	2,927,434	1,308,542
Operating expenses		
Personnel	1,713,549	793,015
Professional services	460,107	336,683
General and administrative	1,058,321	575,345
Sales and marketing	1,731,708	1,044,780
Total operating expenses	4,963,685	2,749,823
Operating income/(loss)	(2,036,251)	(1,441,281)
Interest expense	21,718	12,146
Other Loss/(Income)	(66,651)	(204,691)
Income/(Loss) before provision for income taxes	(1,991,318)	(1,248,736)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,991,318)**	**$ (1,248,736)**

See accompanying notes to financial statements.

BABYQUIP INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Shares to be issued	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	**7,753,867**	**$ 775**	**8,995,147**	**$ 900**	**$ 4,866,665**	**$ -**	**$ -**	**$ (4,494,312)**	**$ 374,028**
Shares issued upon exercise of stock option	414,499	42	-	-	36,318	-	-	-	36,360
Shares issued for cash	-	-	960,611	96	628,815	-	1,624,998	-	2,253,909
Stock based compensation	-	-	-	-	81,536	-	-	-	81,536
Cost of Series Seed	-	-	-	-	-	(83,390)	-	-	(83,390)
Net income/(loss)	-	-	-	-	-	-	-	(1,248,736)	(1,248,736)
Balance—December 31, 2021	8,168,366	$ 817	9,955,758	$ 996	$ 5,613,334	$ (83,390)	$ 1,624,998	$ (5,743,048)	**$ 1,413,707**
Shares issued upon exercise of stock option	591,414	59	-	-	52,162	-	-	-	52,221
Shares issued upon exercise of warrants	49,990	5	-	-	494	-	-	-	499
Warrants issued for services	-	-	-	-	19,501	-	-	-	19,501
Issuance of Preferred Stock	-	-	4,296,090	428	3,493,147	-	(1,624,998)	-	1,868,577
Cost of Series Seed	-	-	-	-	-	(137,652)	-	-	(137,652)
Stock based compensation	-	-	-	-	92,668	-	-	-	92,668
Net income/(loss)	-	-	-	-	-	-	-	(1,991,318)	(1,991,318)
Balance—December 31, 2022	**8,809,770**	**$ 881**	**14,251,848**	**$ 1,424**	**$ 9,271,306**	**$ (221,042)**	**$ -**	**$ (7,734,366)**	**$ 1,318,203**

See accompanying notes to financial statements.

BABYQUIP INC.

STATEMENTS OF CASH FLOWS

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,991,318)	$	(1,248,736)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		27,924		11,105
Share based compensation expense		92,668		81,536
Changes in operating assets and liabilities:				
Prepaids and other current assets		(127,647)		(115,780)
Accounts payable		23,933		15,353
Credit Card		6,605		11,392
Deferred revenue		50,436		59,087
Other current liabilities		196,843		196,751
Net cash provided/(used) by operating activities		**(1,720,556)**		**(989,292)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(67,843)		(1,880)
Net cash used in investing activities		**(67,843)**		**(1,880)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		(10,157)		248,906
Capital contributions		1,940,798		2,290,269
Equity issuance costs		(137,652)		(83,390)
Guaranteed earn out payment		(26,783)		(25,895)
Net cash provided/(used) by financing activities		**1,766,206**		**2,429,890**
Change in cash		(22,194)		1,438,718
Cash—beginning of year		1,993,213		554,495
Cash—end of year	**$**	**1,971,019**	**$**	**1,993,213**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	21,718	$	12,146
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BabyQuip Inc. was incorporated on May 2, 2016 in the state of Delaware. The financial statements of BabyQuip Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Fe, New Mexico.

BabyQuip is a baby equipment rental service and marketplace offering clean, safe, and insured baby equipment in over 1,000+ cities across the US, Canada, Mexico, Caribbean, Australia & New Zealand. BabyQuip rents full-sized cribs, strollers, car seats, toys, books, highchairs, carriers, noise machines, baby baths, bouncy seats, pack 'n plays, monitors, jumpers and many more baby gear items in order to improve the way families travel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,394,328 and $1,656,636, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and trademarks and are amortized over the period of five and seven years, respectively.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the rental of baby gear items.

Cost of sales

Costs of sales include payment processing fees and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $1,731,708 and $1,044,780, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

BabyQuip Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, accrued revenue refers to income that has been collected but without fulfilling revenue recognition prerequisites while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 359,035	$ 231,388
Total Prepaids and Other Current Assets	**$ 359,035**	**$ 231,388**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Insurance Financing Payable	$	265,524	$	186,889
Accrued Expenses		164,860		102,066
Accrued Vacation		61,232		17,652
Sales Tax Payable		43,158		39,199
Accrued Interest		22,813		14,938
Total Other Current Liabilities	**$**	**557,587**	**$**	**360,744**

Other long-term liabilities consist of the following items:

As of December 31,		2022		2021
Guaranteed Earn-out Payment	$	162,168	$	188,951
Total Other Long-Term Liabilities	**$**	**162,168**	**$**	**188,951**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Vehicles	$	-	$	11,500
Property and Equipment, at Cost		**-**		**11,500**
Accumulated depreciation		-		(3,642)
Property and Equipment, Net	**$**	**-**	**$**	**7,858**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $0 and $2,300, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Trademark	$	72,649	$	48,936
Website		51,990		-
Property and Equipment, at Cost		**124,639**		**48,936**
Accumulated amortization		(49,658)		(21,735)
Intangible Assets, net	**$**	**74,980**	**$**	**27,202**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $27,924 and $8,805, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	27,924
2024		27,924
2025		19,132
Total	**$**	**74,980**

6. GOODWILL

The following is the roll forward of goodwill as of December 31, 2022, and December 31, 2021:

Balance as of December 31, 2020	**$**	**305,496**
Acquisitions		-
Amortization		-
Write-off		(2,000)
Balance as of December 31, 2021		**303,496**
Acquisitions		-
Amortization		-
Balance as of December 31, 2022		**303,496**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 8,809,770 shares and 8,168,366 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 16,104,308 shares designated as Preferred Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 14,251,848 and 9,955,758 Preferred Shares have been issued and outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,390,915 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,		2022	2021
Cost of goods sold	$	-	-
Selling, marketing, and administrative		92,668	81,536
Total share-based compensation		**92,668**	**81,536**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2021
Expected life (years)	4	3
Risk-free interest rate	1.59%	1.59%
Expected volatility	60%	60%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2020	2,442,016	$	0.08	4.00
Granted	1,065,709	$	0.08	-
Exercised	(414,499)	$	(0.08)	-
Expired/Cancelled	(19,167)	$	(0.08)	-
Outstanding at December 31, 2021	3,074,059	$	0.08	3.00
Granted	371,400	$	0.16	-
Exercised	(725,164)	$	(0.16)	-
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2022	2,720,295	$	0.16	4.00
Exercisable options at December 31, 2021	2,720,295	$	0.16	4.00

9. DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SD Loan	$ 500,000	3.75%	Fiscal year 2021	31.12.2021	21,718	22,813	16,667	473,176	489,840	12,146	14,938	9,722	$ 490,278	500,000
Total	$ 500,000				$ 21,718	$ 22,813	$ 16,667	$ 473,176	$ 489,843	$ 12,146	$ 14,938	$ 9,722	$ 490,278	$ 500,000

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$16,667
2024	16,667
2025	16,667
2026	16,667
2027	16,667
Thereafter	406,509
Total	**$489,843**

10. RELATED PARTY TRANSACTIONS

There are no related party transactions.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(591,421)	$	(370,875)
Valuation Allowance		591,421		370,875
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(2,297,107)	$	(1,705,685)
Valuation Allowance		2,297,107		1,705,685
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,734,366. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 10, 2023, which is the issuance date of these financial statements.

On Friday, March 10, 2023, the California Department of Financial Protection and Innovation (CA DFPI) took possession of and closed Silicon Valley Bank (SVB), citing SVB's inadequate liquidity position and insolvency and appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. The Company had $1,391,503 cash in SVB. Subsequently, the Treasury Department, the Federal Reserve, and the FDIC announced they would make sure all depositors with accounts at SVB would have access to their funds by the next day – beyond just the $250,000 guaranteed by the FDIC. Consequently, the Company did not record any reserve with respect to this matter.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $2,036,251, an accumulated deficit of $7,734,366, an operating cash flow loss of $1,720,556, and liquid assets in cash of $1,971,019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN BABYQUIP TODAY!

Pack Light. Travel Happy.™

BabyQuip is the leading international service delivering baby gear to traveling families in over 1,200 locations across the US, Canada, Mexico, the Caribbean, Australia, New ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BabyQuip
Clean. Safe. Insured.
Baby Gear Rentals

$0 Raised

Invest Now
$1.07 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249.31	$29.73M

REASONS TO INVEST

- CEO Fran Maier pioneered online dating with Match.com & is now revolutionizing the family travel industry ($150B market/77.5M families). Annually, 30M families with young kids in North America travel, representing a $7.8B addressable market for BabyQuip.
- With a $12.1M GMV and 118% revenue growth ($3.4M) in 2022, we have gained strong momentum. Backed by $8.5M funding from notable investors like How Women Invest, Thorney, & more, we believe BabyQuip is poised for continued success.
- BabyQuip dominates the US market, surpassing competitors with 8x higher traffic. Customers adore BabyQuip. An impressive 83% refer BabyQuip, while 60% claim we saved their vacation. With over 46,000 5-star reviews, 99% of feedback is positive.

THE PITCH

Family Traveling Just Got Easier


Traveling with Babies and Toddlers Made Easy
A baby gear rental experience providing a safe, clean, hassle-free option for those traveling with babies and toddlers

Packing for any vacation can be challenging, but with babies and toddlers, the task goes from difficult to nearly impossible. BabyQuip, founded in 2016, is saving the family vacation, making it easier for families to travel with young children. The baby gear rental service delivers a wide range of clean, quality baby gear items, from high-end smart bassinets to double strollers to toys and even diapers. The company has local Quality Providers who deliver to families in over 1,200 locations around the US, Canada, Mexico, the Caribbean, Australia, New Zealand, Europe, and beyond.


60K
App Downloads since launch in December 2022
238K
Instagram Followers
46K
5-Star Reviews
Recognized and Awarded by Good Housekeeping in 2023
175K
Reservations Completed

Customers love BabyQuip, awarding BabyQuip with a world-class Net Promoter Score consistently over 90. The company has served over 175,000 orders (60,000 in 2022 alone) and received over 46k (99%) 5-star customer reviews. In Q1 and Q2 2023, 24% of customers were repeat customers. 83% of customers say they've referred BabyQuip to friends and family. BabyQuip was recently recognized by Good Housekeeping in 2023 and awarded with their first-ever "Family Travel Award."

BabyQuip's mobile apps, recently launched in December 2022, have been downloaded more than 60,000 times, driving new customers and valuable placement on smartphones.

BabyQuip has a sophisticated brand building and lead generation program. BabyQuip has a positive margin (what it keeps after paying Quality Providers and subtracting acquisition costs) on each order. BabyQuip has 238k Instagram followers and a robust social media and influencer marketing program, driving both orders and brand awareness. In Q2, 2023, social followers increased by over 107% vs. Q1 '23 (228K vs. 110K). Prestige hospitality brands such as Destination by Hyatt, VRBO, Wyndham Destinations, Guesty, Inspirato, AvantStay, and more, are partnering with BabyQuip to make their guests' stays more enjoyable.

The company enjoys network effects as well. 40% of new Quality Providers come from referrals, including customer referrals (21%), friends and family referrals (11%) and QP referrals (8%).

BabyQuip is led by Founder and CEO, Fran Maier, who cofounded unicorn Match.com and has appeared in major media such as Forbes, Washington Post, and ABC's Shark Tank. She also was the founder of TrustArc, a leading online privacy and data management company. Maier won the bronze Stevie Award for Best Female Entrepreneur in 2022 (consumer services 11 to 2,500 employees) and was listed in Hot Topic's 100 Most Influential Women in Tech in 2015. The experienced team also has a strong hospitality background, with many renting properties on Airbnb and Vrbo


Partnered with Several Prestige Brands
DESTINATION BY HYATT
WYNDHAM DESTINATIONS
Vrbo
Guesty
INSPIRATO
AVANTSTAY
and More...


Featured In
Forbes
Bloomberg
INSIDER
babycenter
TRAVEL+ LEISURE
TRUiC STARTUP SAVANT

MOTHERLY PREGNANT CHICKEN

THE PROBLEM & OUR SOLUTION

Pack Light. Travel Happy.™



Lugging BabyGear is Stressful
87%
of parents say that having to transport baby gear impacts their desire to travel
76%
of parents say that they would take more vacations if they didn't have to transport their gear

Traveling with a baby or toddler can be a daunting task, especially when it comes to packing and carrying around all of the necessary baby gear. 75% of customers in a recent survey report that packing baby gear is the most stressful part of traveling with kids, while 57% say that navigating the airport with kids and baby gear is the most stressful. Car seats, strollers, and cribs take up valuable space and can be nearly impossible to carry from place to place. And when it comes to renting or borrowing, parents often are not satisfied with the safety and cleanliness of rental baby gear supplied by vacation rentals, hotels, car rental companies, and other accommodations. Only 8% of customers say the gear they received from a hotel or resort was sparkling clean, and only 7% say the gear was new, safe, and exactly what they would want. In comparison, 99% of BabyQuip customers report the gear they rented from BabyQuip was safe, and 97% say the gear was spotless or very clean.



Baby Gear Delivered, Anywhere You Go
Stocked with clean, quality baby gear items ranging from strollers to car seats, cribs, and other essentials, rented by traveling families in over 1,200 locations

BabyQuip's robust platform provides its community of over 1,700 independent contractors, called Quality Providers (QPs), the opportunity to build a business on BabyQuip renting baby gear. The Quality Providers are independent contractors, mostly Moms, who deliver rent and pick up the gear they own. We're like the Airbnb of baby gear.

Prospective QPs undergo an application process, interview, background check, and extensive safety, cleaning, and hospitality training. Before renting out baby gear, they are taught how to properly clean items to ensure every family can enjoy the gear. Quality Providers monitor baby equipment recalls and clean and check their gear after every order and again before it goes out to the next family. They are professional, reliable, and trustworthy. Because QPs are accountable for every order, parents enjoy peace of mind, allowing their family vacation to be more restful, memorable, and fun.

QPs enjoy the extra income ($1,200 +/month avg this past summer among QPs with orders) and gratifying work. In addition to ongoing lead generation, the QPs benefit from an active and supportive community and coaching on how to build their business through social media, affiliate marketing, and networking.

"The car seats were spotless. I think they were brand new so I had no worries about their safety. Lauren was able to add a high chair on last minute. The stroller was clean and exactly as advertised."

-Christine D. ★★★★★

"We rented a crib, stroller, car seat, and box of toys - all perfectly clean and in great condition. The box of toys was perfectly curated for my toddler! Communication with Diana was friendly and efficient!"

-Margaret S. ★★★★★

"This is our third time renting from Karina and Leo and as always we were thrilled with our experience. Stroller was clean and worked great for the parks. Toddler bed rail was in great shape and clean. We will always use this service it truly is a lifesaver. Thank you!!"

"Great products and Laura was so accommodating and helpful during our trip. The double stroller was a must have at the Disneyland and having an actual crib in the hotel let my one year old feel like he was in his own bed at night. Thank you!"

-Rachel H. ★★★★★

-Carrie D. ★★★★★

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Technology Solution
BabyQuip has created fully-integrated, proprietary technology that allows customers, Quality Providers, affiliates, and strategic partners to achieve their goals seamlessly across the platform.

Traveling Families
BabyQuip provides user-friendly web and mobile app experiences that allow families to reserve baby gear, modify or cancel reservations, communicate directly with their Quality Provider, leave reviews and tips, purchase and redeem gift cards, refer the service to friends, and more. By providing a straightforward user journey and including key touch points throughout the experience, users can easily browse, search, compare, and select the best options for their family.

Quality Providers
BabyQuip Quality Providers onboard through an automated platform that includes background checks and training and provides all the tools they need to launch their rental business. Once a Quality Provider is onboarded, they access a sophisticated business management dashboard to identify rental gear, which will be monitored for safety recalls and expiration. The dashboard allows QPs to manage inventory, availability, pricing, and finances, transfer orders to other Quality Providers, modify reservations on behalf of their customers, and access training materials and support resources.

Affiliates, Strategic Partners, and Influencers
The BabyQuip affiliate dashboard allows property hosts, influencers, travel agents, hotel managers, and affiliates to manage their earnings and create custom referral links based on different parameters. BabyQuip also has custom API integrations with partners like Guesty to make referrals seamless between partner platforms. The affiliate dashboard provides affiliates with access to valuable marketing resources such as custom messaging, brand assets, training, and support.

Localization
As BabyQuip expands internationally, the technology platform is refined and optimized through language, culture, imagery, product offerings, and currency to provide non-US parents the most valuable and relevant experience.

THE MARKET, COMPETITION & OUR TRACTION

Making The Options Endless


30 Million
Traveling families with children aged five and under in North America

*The above statistic was calculated internally by the BabyQuip team based on their total addressable market analysis.

BabyQuip is revolutionizing the family travel industry and taking it by storm, just like CEO Fran Maier did when she pioneered online dating at Match.com. U.S. family travel is a massive market, and 77.5 million families spend up to $150 billion per year on travel-related services (Source). BabyQuip is building a new category to cater to the needs of millions of traveling families with young children, specifically.

In North America alone, there are approximately 30 million families traveling with children under six every year. When considering how often families purchase with BabyQuip and their average order values, these families represent a total addressable market worth a whopping $7.8 billion. In secondary markets across Europe, South America, Australia, and New Zealand, an additional 109 million families with young children travel annually, presenting an incremental total addressable market of $24 billion. BabyQuip's total addressable market exceeds an impressive $32 billion, and the sky's the limit for this innovative and disruptive brand. In a short span of time, BabyQuip has emerged as the go-to national brand for baby gear rental, leaving behind fragmented regional competitors and expanding its reach to international destinations. With untapped growth opportunities in North America, Europe, Australia, and beyond, BabyQuip is on track to transform the family travel experience on a global scale.



$8.5M Total seed funding raised since 2016

118% Net revenue increase in 2022

$3.4M BabyQuip's net revenue in 2022

"I couldn't be happier with my decision to invest in BabyQuip. The team's dedication to providing safe and convenient baby gear rentals has created a truly unique and valuable service. Their growth and success thus far have exceeded my expectations, and I'm excited to continue to support their mission of making travel with children easier for families everywhere."

-Tim Dick, Startup Capital Ventures ★★★★★

"It's so refreshing to invest in BabyQuip, a company that is providing a unique and meaningful solution to an unmet market need and is led by a woman with a track record of success. The fact that her business model also provides revenue to her service providers is icing on the cake!

-Anne Devereux-Mills ★★★★★

*These testimonials may not be representative of the experience of other investors and is not a guarantee of future performance or success.

Competition
National competition in the baby gear rental market is sparse, with mostly regional brands and local competitors available at specific travel destinations. Through a nimble and effective Quality Provider model, powerhouse marketing program, and world-class NPS (94!), BabyQuip has swiftly scaled to dominate the national market, easily boxing out competitors.

BabyQuip outshines regional and local competitors in every metric. With over three times the social media following and eight times the web traffic of its closest competitor, BabyQuip has truly left its competition in the dust.

What's more, BabyQuip is the only U.S.based baby gear rental brand to offer international gear rental. With its proven track record of success and strategic vision for continued growth, BabyQuip is poised to maintain its reign as the undisputed leader in the baby gear rental market for years to come.

Traction

BabyQuip is growing fast! In 2022, BabyQuip's GMV of $12.1M, on 60,000 orders, is double 2021's as families traveled again after the pandemic. 2021's GMV of $6.1M was 3.5x higher than 2020 (as a result of the pandemic) and 2x 2019.

Q2 2023 was a record quarter for the business, 31% higher in GMV than the same quarter in 2022, with $4.4M in GMV on 23,000 orders. First half performance is exceptional, with $7.5MM in GMV booked through the platform (up 39% vs.PY).

As noted earlier, the company recently launched its first mobile apps in December 2022 and already has more than 60,000 downloads. The company also benefits from over 7,000 affiliate partnerships with property managers, travel agents, hotels, vacation rental companies, and others, increasing its reach and competitive advantage.

WHY INVEST

Going Global and Service Expansion


Invest Today
Join us as we make a positive impact on families traveling all around the world!

BabyQuip's next stage includes expansion and scale.

In 2022, BabyQuip entered new international markets such as Australia, the Bahamas, Mexico, Costa Rica, New Zealand, Nova Scotia, Sint Maarten, and the U.S. Virgin Islands, as well as more US markets. In 2023 and beyond, BabyQuip plans to continue this expansion into more international markets with particular emphasis on deeper penetration into Mexico and Central America and into European cities. UK, Spain, Ireland, and Germany already have Quality Providers.

In addition, with this funding, the company has plans to launch new services and categories like PartyQuip (BabyQuip launched "Party" category in April 2023) and evolve the underlying technology platform.

Finally, BabyQuip will use the additional funds to rapidly increase its Quality Provider network to expand deeper into US markets, increasing its market dominance.

Invest now and make a positive impact on families traveling all around the world!

ABOUT

HEADQUARTERS
633 Garcia St.
Santa Fe, NM 87505

WEBSITE
View Site

BabyQuip is the leading international service delivering baby gear to traveling families in over 1,200 locations across the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and more. BabyQuip saves the family vacation by renting clean, safe, and insured baby gear, including cribs, car seats, strollers, toys, and other essentials to family travel destinations, from vacation rentals to hotels to grandparent's homes. BabyQuip also empowers Quality Providers, mostly moms, with the opportunity to build their own baby gear rental business through its managed marketplace.

TEAM



Frances Allocca Maier
CEO, Chairman of the Board, Acting CFO

Fran is best known for her 10+ years leading TRUSTe (now Trust Arc), the leading privacy trustmark and solutions provider, and her role as Co-Founder and first General Manager of Match.com, the earliest and most successful dating platform. She has been active as an advisor to start-ups, many led by female entrepreneurs, as well as an angel investor. Fran is a graduate of Stanford University and the Stanford Graduate School of Business.

Fran is also an Airbb "Superhost" in both San Francisco and Santa Fe.



Nicole Kitzman
Vice President of Marketing

Nicole oversees Quality Provider Recruiting, Customer Lead Generation, Social Media, and all other marketing efforts and reports to the Company's CEO. Nicole has 20+ years of Digital Marketing experience, including 10+ years at Google, and brings extensive Adwords, Analytics, Account Management and team management knowledge to BabyQuip. Nicole loves the gig economy! In addition to being one of the original BabyQuip QPs, she has also been an AirBnB SuperHost and would be doing pet focused gig work too if she had more time. She first rented baby gear back in 2011 when traveling with her young twins. She has been hooked on this business ever since.



Joseph Eric Maier
Chief Technical Officer, Director

Joe Maier has served as the CTO of BabyQuip since 2017. Joe came to BabyQuip after five years as a technology consultant at Accenture, where he designed and built backend processes and web applications for clients. Joe holds a B.S. degree in Computer Science, Mathematics and Economics from American University.



Victoria Coffee
Product Strategist

Victoria is focused on understanding what's next for BabyQuip and making sure the business continues to delight families. She shrewdly analyzes pain points and feedback from customers and Quality Providers to improve BabyQuip every day. Victoria also oversees PR and Community and Customer Care. She comes to BabyQuip after spending the past decade focused on data analysis and Product Management for companies including Dyson, U.S. Bank, and Kroger.



Kim Connolly
Creative Director

As the Creative Director at BabyQuip, Kim's focus is on impactful and delightful user-centric digital experiences. Prior to overseeing the visual identity at BabyQuip, she worked as a graphic designer for Boardriders (Roxy/Quiksilver) and as a UX designer & project manager at KMDG, Inc. Her resume includes branding and web design for clients like Roxy, UCLA, YMCA, and O'Neill, as well as countless musicians and politicians.

TERMS

BabyQuip

Overview

PRICE PER SHARE
$1.07

VALUATION
$29.73M

FUNDING GOAL
$15k - $2.31M

Breakdown

MIN INVESTMENT
$249.31

OFFERING TYPE
Equity

MAX INVESTMENT
$2,307,691.47

SHARES OFFERED
Series Seed-7 Preferred Stock

MIN NUMBER OF SHARES OFFERED
14,018

MAX NUMBER OF SHARES OFFERED
2,156,721

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

The Securities sold in this Offering contain a voting proxy. Please review the subscription agreement.

Voting Proxy. As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in BabyQuip, Inc., a Delaware corporation ("BabyQuip", also referred to as "we", "us", "our", or the "Company") on SeedInvest, you are eligible for additional bonus shares.

Time-Based Perks

Friends, Family, and Quality Providers

Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird

Invest within the first week and receive 7% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount Based

Tier 1 | $500+

Invest $500+ and receive BabyQuip Swag OR make a donation of $30 to your choice of charity (Feeding America or Unbound).

Tier 2 | $1,000+

Invest $1,000+ and receive BabyQuip Swag OR make a donation of $50 to your choice of charity (Feeding America or Unbound).

Tier 3 | $5,000+

Invest $5,000+ and receive 5% bonus shares and 25% off for one year at BabyQuip.com.

Tier 4 | $25,000+

Invest $25,000+ and receive 10% bonus shares and 50% off for three years at BabyQuip.com.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

BabyQuip, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-7 Preferred Stock at $1.07 / share, you will receive 110 shares of Series Seed-7 Preferred Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Forbes
Latina Founder Overcame Sexism And Ageism To Raise $8.5 M, Now She Faces VCs Spooked By The Collapse Of SVB
View Article

Motherly
16 products that make traveling with baby *so* much easier
View Article

Insider
I'm a mom of 3 toddlers. Here are my best tips and tricks for traveling with kids.
View Article

Bloomberg
Seven Ways to Avoid Airport Chaos When the Usual Logic Doesn't Apply
View Article

Babycenter
This Baby Gear Rental Service Makes Traveling with Little Ones SO Much Easier
View Article

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

FRAN (founder and CEO):

Hi, I'm Fran Maier. I was a co-founder and the first general manager of Match.com, the first online dating site, and a billion-dollar company.

Today, I am leveraging my considerable experience to lead my new company BabyQuip, which has quickly become the leading international marketplace for renting baby gear to traveling families.

Featured on Shark Tank and a winner of Good Housekeeping's 2023 Family Travel Awards, BabyQuip has already served 150,000 families in over a thousand cities with everything from cribs and car seats, to high chairs and even toys.

In 2012, as Airbnb was taking off, I was excited by the possibilities of the sharing economy, especially how it would make travel more accessible. As s a mom, I remembered how hard traveling was with little kids. In fact, 87% of parents say it impacts their desire to travel, and 76% say they'd travel more if they didn't have to haul the gear. BabyQuip solves this problem.

JOE (CTO):

U.S. family travel is a massive market, and 77.5 million families spend up to $150 billion per year on travel related services.

Here is how it works- simply log into our website, enter your destination and your travel dates, and choose from any of our local Quality Providers to rent from. The Quality Providers are independent contractors, mostly Moms, who deliver rent and pickup the gear they own. We're like the Airbnb of Baby gear.

From there, select from the wide assortment of clean, safe, and insured baby gear.

MALIKAH AND ROBERT TESTIMONIAL:

"They come, they deliver the items and not just that they set it up for you. Yeah we were hooked, we were like yeah this is what we are going to use."

JOE:

It's as easy as that. And for each transaction that takes place on the marketplace, BabyQuip receives 28% and the Quality Provider keeps the rest.

FRAN:

Like with Match.com, it was crucial to me that we build trust with our customers. That's why we put so much focus on our Trust and Safety program. We train all of the quality providers and we have category-leading liability insurance that covers our company and our Quality Providers too.

MAX + OLIVIA TESTIMONIAL:

“It was all great…super clean…better than our own stuff.”

FRAN:

BabyQuip’s secret sauce is our Quality Provider network, a community of sixteen hundred background-checked baby gear and customer service experts.

Our Quality Providers enjoy serving families like their own and surpass expectations to help families.

ALISE TESTIMONIAL:

“I feel very happy with the business because I know it is a solid business. Everybody is traveling around the world… a lot of families are traveling and they need our services when they travel with kids.”

FRAN:

With over 41,000 5-star reviews, strategic partnerships with largest names in travel, thousands of affiliate relationships, and a world class net promoter score of 94, BabyQuip is a success and we’re set up to continue to grow.

JOE:

We’re crowdfunding because we believe anyone who has traveled with a kid understands the value and potential of this company, and we want to give BabyQuip’s greatest supporters, like our Quality Providers and our customers, an opportunity to invest in a company they love and believe in.

FRAN:

Invest in BabyQuip. Join us as we make traveling more accessible and enjoyable for families everywhere.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BABYQUIP, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF JULY, A.D. 2023, AT 3:09 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

6031818 8100
SR# 20232923712

Authentication: 203686534
Date: 07-06-23

BABYQUIP, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BabyQuip, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is BabyQuip, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on May 2, 2016 under the name Babierge, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor.

3. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 5th day of July, 2023.

By: *Frances Maier*
Frances Maier, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:09 PM 07/05/2023
FILED 03:09 PM 07/05/2023
SR 20232923712 - File Number 6031818

Exhibit A

BABYQUIP, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is BabyQuip, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent. The name of its registered agent at such address is GKL Registered Agents of DE, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect all director(s) of the Corporation.

"***Original Issue Price***" means $0.5542 per share for the Series Seed-1 Preferred Stock, $0.4988 per share for the Series Seed-2 Preferred Stock, $0.4442 per share for the Series Seed-3 Preferred Stock, $0.3949 per share for the Series Seed-4 Preferred Stock, $0.5732 per share for the Series Seed-5 Preferred Stock, $0.8132 per share for the Series Seed-6 Preferred Stock, $1.07 per share for the Series Seed-7 Preferred Stock and $1.07 per share for the Series Seed-8 Preferred Stock.

"***Permitted Financing***" means a financing transaction in which the securities issuable in such financing (1) shall have an original issue price greater than the Original Issue Price of the Series Seed-8 Preferred Stock, and (2) shall be subordinate or senior to or *pari passu* with the Series Seed Preferred Stock.

"***Recapitalization Event***" means any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

"***Series Seed Preferred Stock***" means, collectively, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Seed-5 Preferred Stock Series Seed-6 Preferred Stock, Seed-7 Preferred Stock and Seed-8 Preferred Stock.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 90,000,000, consisting of (a) 60,000,000 shares of Common Stock, $0.0001 per share and (b) 30,000,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 1,578,139 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 2,110,616 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", 1,613,384 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***", 2,384,565 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***", 2,269,054 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-5 Preferred Stock***", 4,296,090 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-6 Preferred Stock***", 2,803,738 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-7 Preferred Stock***" and 1,869,158 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-8 Preferred Stock***." Subject to the provisions of Part B, Section 2.3 of this Article V, the Board of Directors of the Corporation is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 <u>Deemed Liquidation Events</u>.

1.3.1 <u>Definition</u>. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided, however that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license that is the functional equivalent of a sale or all or substantially all of the intellectual property of the Corporation or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

Notwithstanding anything to the contrary in Section 1.3.1(a) or (b) hereof, a Deemed Liquidation Event shall not be deemed to have occurred (x) with respect to any transaction that is solely for the purposes of effecting a reincorporation of the Corporation into another jurisdiction, or (y) with respect to a single transaction or series of transactions in which 50% percent or more of the Corporation's voting power is transferred in connection with a bona fide financing transactions undertaken for wholly or primarily for capital raising purposes.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Voting Procedures. Each holder of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the "***Notice Period***") of any action subject to a vote of the holder; provided, however, that nothing herein contained shall relieve a holder of Preferred Stock of any contractual obligation, to the Company or any other stockholder, to vote the shares of Preferred Stock held by such stockholder in accordance with the provisions thereof. If a holder of Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged).

2.3 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director. Except as otherwise provided in this Subsection 2.3, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 2.3

2.4 Preferred Stock Protective Provisions. At any time when at least twenty-five percent (25%) of the Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any Recapitalization Event), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock and, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing shall not be deemed to alter the rights, powers or privileges of the Series Seed Preferred Stock as then in effect, in a way that adversely affects the rights of the Series Seed Preferred Stock for the purposes hereof;

(b) increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;

(c) other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3, unless the holders of Series Seed Preferred Stock will receive an amount per share of not less than one and a half times (1.5X) the applicable Original Issue Price in connection with such Deemed Liquidation Event.

3. <u>Conversion</u>. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice, unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XI: FORUM.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

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BabyQuip

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



BabyQuip is Revolutionizing Family Travel

Here are five reasons to invest in BabyQuip:

1. Families love to travel, and BabyQuip is addressing a large market! In North America alone, 30 million families travel with young children every year.
2. CEO Fran Maier is a legendary leader who co-founded Match.com and founded TrustArc. She has appeared in major media such as Forbes, Washington Post, and ABC's Shark Tank.
3. BabyQuip is the leading national brand, outshining regional and local competitors in every metric.
4. BabyQuip has a world class Net Promoter Score consistently over 90 - it's adored by parents! 99% of customer reviews are 5-star.
5. BabyQuip is taking the world by storm and plans to expand into more markets with an emphasis on Mexico, the Caribbean, Central America, and Europe.

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Family Travel Made Easy

Baby Gear Delivered, Anywhere You Go.



Company Highlights

BabyQuip is the #1 baby gear rental service on a mission to save family vacations

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150,000+
reservations served

1,200+
locations across the US, Canada, Mexico, Caribbean, Australia & Europe

1,600+
Quality Providers

40,000+
5-star reviews

94
World-Class Net Promoter Score

Strong Leadership
Led by serial entrepreneur Fran Maier (match.com, Trust-e)

★★★★★

Jessie saved our vacation!

Jessie was AMAZING! She literally saved our vacation with a full size crib. The delivered exactly when and as promised, and the crib looked brand new. Truly thank you!!!!

- Michael F.

★★★★★

Lifesaver!!!

This service was a lifesaver for my trip to Orlando. Rental company could not guarantee my request for a car seat when my flight arrived. Booking the car seat was easy. Nate was amazing, professional. communicative and patient.

-Tonii C.

★★★★★

Best decision ever!

Brandi was so great setting everything up and was on top of communication! We would definitely use Babyquip AND Brandi again in the future :)

-Tess L.



Who is the founder and CEO of BabyQuip?

Fran Maier is CEO and Founder of BabyQuip. She is a serial entrepreneur and brand builder



with over 25 years experience in B2C and B2B internet businesses. She is best known for her 10+ years leading TRUSTe (now TrustArc), the leading privacy trustmark and compliance provider, and as Co-Founder and first General Manager of Match.com.

Fran speaks widely on several topics relating to women in business, including opportunities for women in the collaborative economy, addressing the lucrative family travel segment, women in entrepreneurship and on boards. She serves as an advisor to many start-ups including Portfolia, Women's Start-up Lab, Sign-up.com, Kango, and Dabbl.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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BabyQuip

Hi,
I hope this email finds you well. I'm reaching out to you to express my gratitude for your past investment in BabyQuip. Your support has been instrumental in our journey to revolutionize family travel, and I'm thrilled to have you on board as part of our esteemed group of investors.

As we gear up for our upcoming crowdfunding campaign on Start Engine, I wanted to extend a special invitation to participate in an exclusive investor webinar, especially for you, prior investors. By joining this webinar, you'll be among the first to gain deeper insights into BabyQuip's progress (sneak peek, we're growing fast!), our ambitious plans for future growth, and exciting perks for investing early.

Today: Thursday, July 6, from 1:00-2:00 PM PST: Register here!

This crowdfunding campaign is a remarkable opportunity for investors like you to support BabyQuip. With the minimum investment now at **$250**, it's easier than ever to participate. As a prior investor, you'll receive **automatic 10% bonus shares** and **an additional 10% bonus shares** if you invest within 72 hours of the campaign launch. This early period offers the highest perks! And by participating early, you'll contribute to our momentum, thereby helping BabyQuip succeed even more.

I'm thrilled to have you join our investment journey once again. Your support has been invaluable; together, we can continue enhancing family travel.

Thank you once again for your trust and commitment to BabyQuip. I'm looking forward to talking with you during the webinar. See you this afternoon at 1:00-2:00 PM PST: Register here!



Best,

Fran Maier

CEO & Founder

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hi,
I hope this email finds you well. I wanted to express my gratitude for your past investment in BabyQuip. Your support has revolutionized family travel, and I'm thrilled to have you as part of our esteemed group of investors. Join our next exclusive investor webinar to learn about future growth plans and early investment perks.

Join us Thur. July 6 at 1:00-2:00 PM PST. Register here!

This crowdfunding campaign is a remarkable opportunity for investors like you to support BabyQuip. With a minimum investment of **$250**, it's easier than ever to participate. As a prior investor, you'll receive **automatic 10% bonus shares** and **an additional 10% bonus shares** if you invest within 72 hours of the campaign launch. Participating early contributes to our momentum and helps BabyQuip succeed even more.

Thank you for joining our investment journey once again. Your support is invaluable in enhancing family travel. See you at the webinar next Thursday, July 6, at 1:00-2:00 PM PST: Register here!



Best,

Fran Maier

CEO & Founder

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip

Hi,
I hope this email finds you well. I'm reaching out to you to express my gratitude for your past investment in BabyQuip. Your support has been instrumental in our journey to revolutionize family travel, and I'm thrilled to have you on board as part of our esteemed group of investors.

As we gear up for our upcoming crowdfunding campaign on Start Engine, I wanted to extend a special invitation to participate in an exclusive investor webinar, especially for you, prior investors. By joining this webinar, you'll be among the first to gain deeper insights into BabyQuip's progress (sneak peek, we're growing fast!), our ambitious plans for future growth, and exciting perks for investing early.

Thursday, June 29, at 11:30-12:30 PM PST: Register here!

This crowdfunding campaign is a remarkable opportunity for investors like you to support BabyQuip. With the minimum investment now at **$250**, it's easier than ever to participate. As a prior investor, you'll receive **automatic 10% bonus shares** and **an additional 10% bonus shares** if you invest within 72 hours of the campaign launch. This early period offers the highest perks! And by participating early, you'll contribute to our momentum, thereby helping BabyQuip succeed even more.

I'm thrilled to have you join our investment journey once again. Your support has been invaluable; together, we can continue enhancing family travel.

Thank you once again for your trust and commitment to BabyQuip. I look forward to connecting with you during the webinar. See you this Thursday, June 29, at 11:30-12:30 PM PST: Register here!



Best,
Fran Maier
CEO & Founder

RENT GEAR | INVEST | DOWNLOAD APP

OWN A PIECE OF BABYQUIP

Launching Soon
Crowdfunding Campaign
on StartEngine!

SIGN UP



Sign up to learn more about this opportunity to invest in BabyQuip and receive exclusive early-investor perks. This is your chance to own part of BabyQuip and grow with us.

GET UPDATES

BONUS PERKS FOR INVESTING EARLY

Invest $250+ within the first 72 hours and receive
10% BONUS SHARES

Invest $250+ within the first week and receive
7% BONUS SHARES

Invest $250+ within the first two weeks and receive
5% BONUS SHARES

SIGN UP

"I had such a great experience borrowing gear and toys from Ani! She was communicative and flexible, provided some really fun toys for my kids! The wagon we rented was also in great shape. We will definitely rent from her again the next time we are in Hawaii!

-BabyQuip Customer"



Sign up to learn more about our company, growth plans, and attractive perks for our valued investors.

SECURE YOUR SPOT

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

SIGN UP FOR TEXT ALERTS

RENT | BLOG | REVIEWS

Hi

We're getting close to kicking off our new crowdfunding campaign on Start Engine, and we want to ensure you are among the first to hear this exciting news!

Since our last round, BabyQuip has made remarkable progress in revolutionizing the family travel industry. We have ambitious plans for future growth, expanding into international markets and introducing new services.

As a valued investor, we extend a special invitation for you to join us again in investing in BabyQuip. This time, the minimum investment has been significantly lowered to $250, making it easier for you to participate. As a past investor, you'll receive **automatic 10% bonus shares** and **an additional 10% bonus shares for investing within 72 hours of the campaign launch.**

If you would like to learn more about this opportunity, you can enroll here to stay updated or schedule a 15-minute call with me. Click on the following link to book a meeting at your convenience: https://calendly.com/franmaier/15min.

Thank you once again for your unwavering support. Together, we can continue transforming the way families travel.

Warm regards,



Best,

Fran Maier

CEO & Founder

BabyQuip

RENT GEAR FAQs DOWNLOAD APP



We have some exciting news: BabyQuip will be raising funds through a crowdfunding campaign on StartEngine soon. We want to give you the chance to own a piece of the baby gear rental service taking the travel industry by storm!

Be the first to get exclusive updates and information about special perks.

SIGN UP

WHY INVEST IN BABYQUIP:

1,200+ Locations Worldwide	**94** Net Promoter Score
150,000+ Customers Served	**1,600+** Quality Providers
40,000+ 5-Star Reviews	**$250** Minimum Investment

With this prospective raise, we will continue our expansion into more international markets with a particular focus on the Caribbean, Mexico, Central America, and Europe. We also have plans to launch new services and categories and continue to evolve the technology platform.

87% — 87% of parents said that having to transport baby gear impacts their desire to travel

76% — 76% of parents say that they would take more vacations if they didn't have to transport their gear

We may have exciting perks like 5 to 15% bonus shares if you become Early Bird investors and invest within 72 hours of our campaign going live!

Thank you for your continued support of BabyQuip. We look forward to updating you on our progress and hope you will consider investing in our future.

STAY IN THE LOOP

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Hi,

We have some exciting news and wanted our Quality Providers to be the first to know! BabyQuip will be raising additional funds through a crowdfunding campaign on StartEngine soon. Learn more about this opportunity to invest in BabyQuip and the exclusive investor perks.

At BabyQuip, we have been busy revolutionizing the family travel industry! Since our last raise, we have expanded our network of providers and improved our technology, resulting in more seamless and efficient transactions for you and our customers. We have also increase our marketing efforts and have grown our customer base, positioning us as a global leader in the baby gear rental space.

Some highlights over the last year:

- Doubled our gross merchandise value from 2021 to 2022, with a GMV of $12.1 million, and increased revenue by 118% from 2021 to 2022, growing to $3.4 million on 60,000 orders in 2022. We now have 1600 Quality Providers on the platform.
- Awarded GoodHousekeeping "Best in Travel Award," December 2022.
- Earned World Class 94 Net Promoter Score from our Customers and maintained our 99% 5-star rating (out of over 40,000 reviews).
- Formed 6,700 Distribution and affiliate relationships with Destination by Hyatt, AvantStay, Wyndham, Curator Hotels, and Guesty in addition to vacation rental hosts, property managers, travel agencies, influencers, and individual hotels.
- Attracted over 100,000 followers on Instagram.
- Launched our mobile app, which has over 30,000 downloads since December and is driving nearly a third of orders.
- Expanded into international markets serving customers in Mexico (now our 2nd largest market), the Caribbean, Australia, New Zealand, Costa Rica, and Europe.
- Strengthened our industry-leading Trust and Safety Program, including Liability Insurance which provides coverage to our Quality Provider community as well as Damage Waiver, and car seat replacement program.
- Launched a new party rentals category with rentals available to customers in 50+ locations.

We've accomplished a lot together and have big plans for future growth. With this raise, we will continue our expansion into more international markets with a particular focus on the Caribbean, Mexico, Central America, and Europe. We also have plans to launch new product and categories and continue to evolve the technology platform.

This time the minimum investment will be much lower at $250 vs. $1000, making joining in easier! Also, we may have exciting perks like 5 to 15% bonus shares if you become Early Bird investors and invest within 72 hours of our campaign going live! Sign up to be the first get exclusive updates and information about special perks.

Early momentum is often one of the strongest indicators of a successful raise, so we hope our Quality Providers community can contribute to that momentum from the start. If we get 100 new investors early in the raise, we may get more promotions from StartEngine, whic sets all of BabyQuip up for success!

With your support, we can continue to delight traveling families while empowering you to build a rewarding business everywhere families travel.

Thank you for your continued support of BabyQuip. We look forward to updating you on our progress and hope you will consider investing in our future.



Best,

Fran Maier

CEO & Founder

BabyQuip, Inc., 633 Garcia St., Santa Fe, NM 87505, United States, (833) 232-2229

Inbox (1,379) - nic... Envision "MacBook Pro 14"... 71 Spring Weekn... StartEngine: Inves... Agile Marketing: H... 2023 Digital Mark... ChatGPT: Optimiz... Case Search »

Hi,
We have some exciting news, and as an investor in BabyQuip through SeedInvest, we want you to be one of the first to know: BabyQuip will be raising additional funds through a crowdfunding campaign on StartEngine soon! (FYI, Start Engine acquired SeedInvest).

I hope you've been able to keep up with BabyQuip since our last round. BabyQuip has been busy revolutionizing the family travel industry! With your previous investment, we expanded our network of providers and improved our technology, resulting in more seamless and efficient transactions for providers and customers. We have also increased our marketing efforts and grown our customer base, positioning us as a global leader in the baby gear rental space.

Some highlights since your last investment:

- Doubled our gross merchandise value from 2021 to 2022, with a GMV of $12.1 million, and increased revenue by 118% from 2021 to 2022, growing to $3.4 million on 60,000 orders in 2022. We now have 1600 Quality Providers on the platform.
- Awarded GoodHousekeeping "Best in Travel Award", December 2022.
- Earned World Class 94 Net Promoter Score from our Customers and maintained our 99% 5-star rating (out of over 40,000 reviews).
- Formed 6,700 Distribution and affiliate relationships with Destination by Hyatt, AvantStay, Wyndham, Curator Hotels, and Guesty, in addition to vacation rental hosts, property managers, travel agencies, influencers, and individual hotels.
- Attracted over 100,000 followers on Instagram.
- Launched our mobile app, which has over 30,000 downloads since December and is driving nearly a third of orders.
- Expanded into international markets serving customers in Mexico (now our 2nd largest market), the Caribbean, Australia, New Zealand, Costa Rica, and Europe.
- Strengthened our industry-leading Trust and Safety Program, including Liability Insurance which provides coverage to our Quality Provider community as well as Damage Waiver, and car seat replacement program.
- Launched a new party rentals category with rentals available to customers in 50+ locations.

We've accomplished a lot and have big plans for future growth. With this prospective raise, we will continue our expansion into more international markets with a particular focus on the Caribbean, Mexico, Central America, and Europe. We also have plans to launch new services and categories and continue to evolve the technology platform.

As one of our valued investors, we wanted to make sure you were aware of this opportunity to invest in BabyQuip once again. Sign up to be the first to get exclusive updates and information about special perks.

This time the minimum investment will be much lower at $250 vs $1000, making it easier for you to join in!

With your support, we can continue to delight traveling families while empowering Quality Providers to build a rewarding business everywhere families travel. We may have exciting perks like 5 to 15% bonus shares if you become Early Bird investors and invest within 72 hours of our campaign going live! And with your early participation, we can show StartEngine momentum and be rewarded with greater promotion!

Thank you for your continued support of BabyQuip. We look forward to updating you on our progress and hope you will consider investing in our future.



Best,

Fran Maier

CEO & Founder

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip, Inc., 633 Garcia St., Santa Fe, NM 87505, United States, (833) 232-2229


BabyQuip · Following
Public
Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA. 🔗 https://www.babyquip.com/invest !NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.#babygear #specialoffers #parentingtip #excitingnews#announcement See less
OWN A PIECE OF BABYQUIP
LAUNCHING SOON
CROWDFUNDING CAMPAIGN ON STARTENGINE!
Lemon Drops 30s
The K Club · Lemon


BabyQuip · Following
Public
Want to be the first to know about an exciting investment opportunity?
With a low investment minimum of $250, you can own a piece of the baby gear rental service taking the travel industry by storm! Sign up to get more information.
EXCITING NEWS!Want to be the first to know about anexciting investment opportunity?With a low investment minimum of $250, you can own a piece of thebaby gear rental service taking the travel industry by storm! Click thelink on our bio to sign up to get more information.*NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IFSENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THESECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASEPRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILEDAND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. ANINDICATION OF INTEREST INVOLVES NO OBLIGATION ORCOMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY ANINDICATION OF INTEREST.*
#investmentopportunities #investingtips #startengine #investsoon See less
Ecklectic Music · Cut To The Chase


BabyQuip · Following
Public
PROVEN TRACK RECORD
40,000+
5-Star Reviews
Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA. https://www.babyquip.com/invest NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. #babygear #specialoffers #parentingtip #excitingnews #announcement See less
AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES
IS SIMPLY AN INDICATION OF INTEREST.
Ice Cream Sunday (Instrumental)
Mike


NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLV
NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURI
IS SIMPLY AN INDICATION OF INTEREST.

babyquip
_raymonmarco • Original audio

babyquip Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA. 🔗Link in bio to learn more!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#babygear #specialoffers #parentingtip #excitingnews #announcement

1w

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JUNE 26

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Want to be the first to know about an exciting investment opportunity?
With a low investment minimum of $250, you can own a piece of the baby gear rental service taking the travel industry by storm! Sign up to get more information.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST
NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING"
IS SIMPLY AN INDICATION OF INTEREST.

babyquip
Scott Dugdale • Joshua Desert Sky

babyquip EXCITING NEWS!
Want to be the first to know about an exciting investment opportunity? With a low investment minimum of $250, you can own a piece of the baby gear rental service taking the travel industry by storm! Click the link on our bio to sign up to get more information.
*NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF
SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE
SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE
PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED
AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN
INDICATION OF INTEREST.* #investnow #startengine #excitingopportunity #investingforbeginners

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Liked by **babyquip_amyludwig** and **35 others**
MAY 18

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June 27 9:27 PM
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WHY INVEST IN BABYQUIP?
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH
Y'S PLATFORM. AN INDICATION OF INTEREST INVOLVES
R COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
babyquip


May 18 7:09 AM
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH
'S PLATFORM. AN INDICATION OF INTEREST INVOLVES
COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
babyquip


June 26 5:42 PM
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH
'S PLATFORM. AN INDICATION OF INTEREST INVOLVES
COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
babyquip


June 29 10:58 PM
Scott Dugdale · Mother Piano ›
SKIP*HOP
OWN A PIECE OF BABYQUIP
LAUNCHING SOON: CROWDFUNDING CAMPAIGN ON STARTENGINE!
LEARN MORE
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE R VED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES N BLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BabyQuip
968 followers
1mo •

EXCITING NEWS!
Want to be the first to know about an
exciting investment opportunity?
With a low investment minimum of $250, you can own a piece of the baby gear rental service taking the travel industry by storm! Click the link on our bio to sign up to get more information.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


HOLD THE
PHONE

BabyQuip

968 followers

1w •

Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA.

https://lnkd.in/etsaBGWY

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#babygear #specialoffers #parentingtip #excitingnews #announcement



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Fran Maier

CEO & Founder @ BabyQuip | #1 baby gear rental service for traveling families

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Fran Maier • You
CEO & Founder @ BabyQuip | #1 baby gear rental service for traveling f...
5d •

BabyQuip has already revolutionized the family travel industry.

And we have ambitious plans for future growth.

Here's what our roadmap looks like:

- Expansion into international markets, with particular emphasis on deeper penetration into Mexico and Central America, and into European cities.
- Evolution of the underlying technology platform in conjunction with the introduction of new categories and services, like PartyQuip.
- Rapid increase of our Quality Provider network to expand deeper into US markets, increasing market dominance.
- Greater brand awareness and marketing support.

It's an exciting time for BabyQuip - and it can be an exciting time for you, too! We're getting close to kicking off our new crowdfunding campaign on StartEngine, which means you'll soon have your chance to own part of BabyQuip.

At the link in the comments below, you can sign up to learn more about this opportunity to invest in BabyQuip and receive exclusive early-investor perks. I'm so proud of how far we've come, and can't wait to see where we go next. I invite you to grow with us!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


LIMITED TIME
Invest $250+ within the first 72 hours and receive
10% BONUS SHARES
Invest $250+ within the first week and receive
7% BONUS SHARES
Invest $250+ within the first two weeks and receive
5% BONUS SHARES


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NO MONEY OR O ED, AND IF SENT
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CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE
RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH
AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES
NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES
IS SIMPLY AN INDICATION OF INTEREST.
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BabyQuip · 6-26
Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA. 🔗Link in bio to learn more!
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BabyQuip · 5-18
EXCITING NEWS!
Want to be the first to know about an
exciting investment opportunity?
With a low investment minimum of $250, you can own a piece of the
baby gear rental service taking the travel industry by storm! Click the
link on our bio to sign up to get more information.
*NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF
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NO MONEY OR O... TED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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BabyQuip · 6d ago
Exciting News!! You can now sign up to receive info on early-investor PERKS!! Don't miss out on your chance to own a little bit of BabyQuip. The number one baby gear rental service across the USA. 🔗Link in bio to learn more!
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